Filed Pursuant to Rule 424(b)(3)
Registration No. 333-229213
PROSPECTUS SUPPLEMENT NO. 1

AMERICAN DEPOSITARY SHARES

REPRESENTING CLASS A ORDINARY SHARES

This Prospectus Supplement No. 1 supplements the prospectus, dated February 1, 2019, relating to the resale, from time to time, of the American Depositary Shares, or ADSs, each representing one Class A Ordinary Share, being offered by the selling shareholders identified therein. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus to read about factors you should consider before purchasing any of our securities.

This Prospectus Supplement No. 1 is filed for the purpose of including in the prospectus the results of Endava plc for the three and six months ended December 31, 2018 set forth below, which were also reported in a Current Report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on February 28, 2019.

Neither the U.S. Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

The date of this Prospectus Supplement No. 1 is February 28, 2019.

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT

ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2019 RESULTS

Q2 FY2019
43.6%Year on Year Growth in Revenue to £71.8 million
42.4% Constant Currency Revenue Growth
IFRS diluted EPS £0.14 compared to £0.10 in the prior year period
Adjusted diluted EPS £0.20 compared to £0.12 in the prior year period
London, U.K. – Endava plc (NYSE: DAVA), a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended December 31, 2018, the second quarter of its 2019 fiscal year ("Q2 FY2019").

"Q2 FY2019 was another record quarter for Endava, with revenue of £71.8 million, a strong growth of 43.6% Year on Year on a reported basis from £50 million in the same quarter in the previous fiscal year. This remarkable revenue growth was driven by the expansion of our existing customers particularly our larger ones, as well as the acquisition of new customers." said John Cotterell, Endava’s CEO.

“We delivered strong results in Q2 FY2019 with Profit Before Tax at £9.4 million and Adjusted Profit Before Tax at £13.6 million. Our strong client relationships contributed to our revenue growth and underpin future growth.” said Mark Thurston Endava’s CFO.”

FINANCIAL HIGHLIGHTS:

•	Revenue for the second quarter ended December 31, 2018 was £71.8 million an increase of 43.6% compared to £50.0 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 42.4% in the second quarter compared to 29.0% in the same period in the prior year.

•	Profit before tax in the second quarter was £9.4 million compared to £6.0 million in the same period in the prior year or 13.1% of revenue compared to 12.0% in the same period in the prior year.

•
Adjusted profit before tax (a non-IFRS measure) in the second quarter was £13.6 million compared to £7.5 million in the same period in the prior year or 18.9% of revenue compared to 15.0% in the same period in the prior year.

•
Profit for the period was £7.4 million in the second quarter, resulting in a diluted EPS of £0.14, compared to profit for the period of £4.8 million and diluted EPS of £0.10 in the same period in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £10.9 million in the second quarter, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.20 compared to adjusted profit for the period of £6.1 million and adjusted diluted EPS of £0.12 in the same period in the prior year.

•	Net cash from operating activities was £9.6 million in the second quarter compared to £8.6 million in the same period in the prior year.

•	Free cash flow (a non-IFRS measure) was £9.2 million in the second quarter compared to free cash flow of £7.4 million in the same period in the prior year.

•
At December 31, 2018, Endava had cash and cash equivalents of £51.0 million, compared to £15.0 million at June 30, 2018. Net cash at December 31, 2018 was £51.0 million compared to net borrowing of £4.7 million at June 30, 2018.

OTHER METRICS:

•
Headcount reached 5,389 at December 31, 2018, with 4,845 average operational employees in the second quarter compared to a headcount of 4,580 at December 31, 2017 and 3,684 average operational employees in the second quarter of the prior year.

•	Number of clients with over £1 million in spend grew to 60 on a rolling twelve months basis at December 31, 2018 compared to 42 at December 31, 2017.

•	Top 10 clients accounted for 38% of revenue in the second quarter down from 45% in the same period in the prior year.

•
By geographic region, 27% of revenue was generated in North America, 28% was generated in Europe and 45% was generated in the United Kingdom in the second quarter. This compares to 15% in North America, 37% in Europe and 48% in the United Kingdom in the same period in the prior year.

•
Revenue by industry vertical was as follows in the second quarter, Payments and Financial Services 53%, TMT 27% and Other 20%. This compares to Payments and Financial Services 62%, TMT 26% and Other 12% in the same period in the prior year.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments, Financial Services, TMT, Consumer Products, Logistics and Healthcare. Endava had 5,389 employees as of December 31, 2018 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, Macedonia, Argentina, Uruguay, Venezuela, and Colombia.
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income and Consolidated Balance Sheets presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, adjusted diluted EPS, adjusted profit before tax, adjusted profit for the period and free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended December 31, 2017 were used to convert revenue for the fiscal quarter ended December 31, 2018 and the revenue for the comparable prior period.

Adjusted diluted EPS is defined as the Company's profit for the period adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration, initial public offering expenses incurred and Sarbanes-Oxley compliance readiness expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering and Sarbanes-Oxley compliance readiness expenses) and the tax impact of these adjustments, divided by weighted average number of shares outstanding - diluted.

Adjusted profit before tax is defined as the Company’s profit for the period adjusted to exclude the impact of share-based compensation, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration, initial public offering expenses incurred and Sarbanes-Oxley compliance readiness expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering and Sarbanes-Oxley compliance readiness expenses).

Adjusted profit for the period is defined as the Company's profit for the period adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration, initial public offering expenses incurred and Sarbanes-Oxley compliance readiness expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering and Sarbanes-Oxley compliance readiness expenses).

Free cash flow is the Company’s net cash from/(used in) operating activities, plus grants received, less net purchases of non-current (tangible and intangible) assets.

In order for Endava’s investors to be better able to compare its current results with those of previous periods, the Company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Endava believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017
	£’000	£’000	£’000	£’000
REVENUE	138,248	97,542	71,834	50,011
Cost of sales
Direct cost of sales	(83,026)	(60,321)	(42,668)	(30,904)
Allocated cost of sales	(7,305)	(6,046)	(3,737)	(3,099)
Total cost of sales	(90,331)	(66,367)	(46,405)	(34,003)
GROSS PROFIT	47,917	31,175	25,429	16,008
Selling, general and administrative expenses	(31,008)	(18,050)	(16,345)	(9,832)
OPERATING PROFIT	16,909	13,125	9,084	6,176
Net finance (expense) / income	(4,860)	(660)	331	(153)
PROFIT BEFORE TAX	12,049	12,465	9,415	6,023
Tax on profit on ordinary activities	(2,584)	(2,607)	(1,998)	(1,250)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	9,465	9,858	7,417	4,773
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	662	255	930	234
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	10,127	10,113	8,347	5,007

EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	48,859,382	45,100,165	49,454,195	45,100,165
Weighted average number of shares outstanding - Diluted	54,454,333	49,436,677	54,892,513	49,596,219
Basic EPS	0.19	0.22	0.15	0.11
Diluted EPS	0.17	0.20	0.14	0.10

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2018	June 30, 2018	December 31, 2017
	£’000	£’000	£’000

ASSETS - NON-CURRENT
Goodwill	42,447	41,062	40,517
Intangible assets	30,303	30,787	31,356
Property, plant and equipment	9,989	8,584	8,716
Deferred tax assets	2,519	2,488	919
TOTAL	85,258	82,921	81,508
ASSETS - CURRENT
Inventories	—	16	14
Trade and other receivables	63,766	52,352	49,349
Corporation tax receivable	546	677	—
Cash and cash equivalents	51,044	15,048	25,066
TOTAL	115,356	68,093	74,429
TOTAL ASSETS	200,614	151,014	155,937
LIABILITIES - CURRENT
Borrowings	39	19,744	38,917
Trade and other payables	41,892	40,243	28,522
Corporation tax payable	1,270	1,488	741
Contingent consideration	1,244	5,259	5,141
Deferred consideration	4,691	4,401	11,993
TOTAL	49,136	71,135	85,314
LIABILITIES - NON CURRENT
Borrowings	3	20	45
Contingent consideration	—	7,251	6,961
Deferred consideration	—	—	1,235
Deferred tax liabilities	2,601	2,832	2,692
Other liabilities	284	277	267
TOTAL	2,888	10,380	11,200
EQUITY
Share capital	1,061	996	996
Share premium	48,614	2,678	2,678
Merger relief reserve	4,430	4,430	4,430
Retained earnings	73,956	59,260	48,519
Other reserves	22,804	4,410	5,075
Investment in own shares	(2,275)	(2,275)	(2,275)
TOTAL	148,590	69,499	59,423
TOTAL LIABILITIES AND EQUITY	200,614	151,014	155,937

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	9,465	9,858	7,417	4,773
Income tax charge	2,584	2,607	1,998	1,250
Non-cash adjustments	13,305	2,672	4,808	1,057
Tax paid	(2,911)	(2,274)	(1,419)	(963)
UK research and development credit received	—	1,854	—	917
Net changes in working capital	(10,778)	(2,289)	(3,190)	1,544
Net cash from operating activities	11,665	12,428	9,614	8,578

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(3,964)	(2,767)	(2,070)	(1,137)
Proceeds/(Loss) from disposal of non-current assets	25	—	25	—
Acquisition of business / subsidiaries (net of cash acquired)	—	(17,392)	—	(17,392)
Interest received	126	23	52	19
Net cash used in investing activities	(3,813)	(20,136)	(1,993)	(18,510)

FINANCING ACTIVITIES
Proceeds from borrowings	3,500	22,979	3,500	22,971
Repayment of borrowings	(23,526)	(13,643)	(3,511)	(4,620)
Interest Paid	(222)	(203)	(74)	(127)
Grant received	1,784	—	1,679	—
Net proceeds from initial public offering	44,828	—	—	—
Net cash from financing activities	26,364	9,133	1,594	18,224
Net change in cash and cash equivalents	34,216	1,425	9,215	8,292

Cash and cash equivalents at the beginning of the period	15,048	23,571	41,765	16,634
Exchange differences on cash and cash equivalents	1,780	70	64	140
Cash and cash equivalents at the end of the period	51,044	25,066	51,044	25,066

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH AT CONSTANT CURRENCY TO REVENUE GROWTH AS REPORTED UNDER IFRS:

	Six Months ended December 31		Three Months ended December 31
	2018	2017	2018	2017
REVENUE GROWTH AT CONSTANT CURRENCY	41.1%	31.7%	42.4%	29.0%
Foreign exchange rates impact	0.6%	1.2%	1.2%	(0.5%)
REVENUE GROWTH AS REPORTED UNDER IFRS	41.7%	32.9%	43.6%	28.5%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	12,049	12,465	9,415	6,023
Adjustments:
Share-based compensation expense	5,010	720	3,125	354
Amortisation of acquired intangible assets	1,752	960	873	479
Foreign currency exchange (gains) losses, net	(1,141)	481	(436)	44
Initial public offering expenses incurred	1,055	685	79	604
Sarbanes-Oxley compliance readiness expenses incurred	698	—	504	—
Fair value movement of contingent consideration	5,805	—	—	—
Total adjustments	13,179	2,846	4,145	1,481
ADJUSTED PROFIT BEFORE TAX	25,228	15,311	13,560	7,504

PROFIT FOR THE PERIOD	9,465	9,858	7,417	4,773
Adjustments:
Adjustments to profit before tax	13,179	2,846	4,145	1,481
Tax impact of adjustments	(2,349)	(386)	(666)	(180)
ADJUSTED PROFIT FOR THE PERIOD	20,295	12,318	10,896	6,074

Diluted EPS (£)	0.17	0.20	0.14	0.10
Adjusted diluted EPS (£)	0.37	0.25	0.20	0.12

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017
	£’000	£’000	£’000	£’000

Net cash from operating activities	11,665	12,428	9,614	8,578
Adjustments:
Grant received	1,784	—	1,679	—
Net purchases of non-current assets (tangible and intangible)	(3,939)	(2,767)	(2,045)	(1,137)
Free cash flow	9,510	9,661	9,248	7,441

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017

Direct cost of sales	1,939	482	1,191	237
Selling, general and administrative expenses	3,071	238	1,934	117
Total	5,010	720	3,125	354

EMPLOYEES, TOP 10 CUSTOMERS and REVENUE SPLIT

Six Months Ended December 31	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017
Closing number of total employees	5,389	4,580	5,389	4,580
Average operational employees	4,726	3,621	4,845	3,684

Top 10 customers %	38%	45%	38%	45%
Number of clients with > £1m of revenue (rolling 12 months)	60	42	60	42

Geographic split of revenue %
North America	27%	15%	27%	15%
Europe	28%	37%	28%	37%
UK	45%	48%	45%	48%
Industry vertical split of revenue %
Payments and Financial Services	53%	61%	53%	62%
TMT	27%	27%	27%	26%
Other	20%	12%	20%	12%

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – TRANSLATED INTO US$

	Six Months Ended December 31		Three Months Ended December 31
	2018	2017	2018	2017
	US$’000[1]	US$’000[2]	US$’000[3]	US$’000[4]
REVENUE	179,004	128,609	92,429	66,395
Cost of sales
Direct cost of sales	(107,502)	(79,533)	(54,901)	(41,028)
Allocated cost of sales	(9,459)	(7,972)	(4,808)	(4,114)
Total cost of sales	(116,961)	(87,505)	(59,709)	(45,142)
GROSS PROFIT	62,043	41,104	32,720	21,253
Selling, general and administrative expenses	(40,149)	(23,799)	(21,031)	(13,053)
OPERATING PROFIT	21,894	17,305	11,689	8,200
Net Finance (expense) / income	(6,293)	(870)	426	(203)
PROFIT BEFORE TAX	15,601	16,435	12,115	7,997
Tax on profit on ordinary activities	(3,346)	(3,437)	(2,571)	(1,660)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	12,255	12,998	9,544	6,337
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	857	336	1,197	311
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	13,112	13,334	10,741	6,648

EARNINGS PER SHARE:
Weighted average number of shares outstanding	48,859,382	45,100,165	49,454,195	45,100,165
Weighted average number of shares outstanding - Diluted	54,454,333	49,436,677	54,892,513	49,596,219
Basic EPS	0.25	0.29	0.19	0.14
Diluted EPS	0.23	0.26	0.17	0.13

1Translated solely for convenience into US dollars at the rate of £1.00=1.2948
2Translated solely for convenience into US dollars at the rate of £1.00=1.3185
3Translated solely for convenience into US dollars at the rate of £1.00=$1.2867.
4Translated solely for convenience into US dollars at the rate of £1.00=$1.3276.